UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/ Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for February 2007 Up 26.6% Year over Year

Mexico City, March 6, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for February 2007 increased by 26.6% when compared to February 2006.

All figures in this announcement reflect comparisons between February 1 through February 28 2006 and 2007. Transit and general aviation passengers are excluded.

	Domestic
Airport	February 2006	February 2007	% Change
Cancún	128,290	175,325	36.7
Cozumel	4,068	4,271	5.0
Huatulco	22,417	19,004	(15.2)
Merida	65,568	71,658	9.3
Minatitlán	13,994	13,160	(6.0)
Oaxaca	41,004	33,247	(18.9)
Tapachula	13,722	14,954	9.0
Veracruz	41,011	58,540	42.7
Villahermosa	52,686	53,110	0.8

Total Domestic	382,760	443,269	15.8

	International
Airport	February 2006	February 2007	% Change
Cancún	595,524	793,893	33.3
Cozumel	22,870	44,442	94.3
Huatulco	12,779	13,692	7.1
Merida	11,731	10,690	(8.9)
Minatitlán	312	188	(39.7)
Oaxaca	6,630	2,726	(58.9)
Tapachula	301	450	49.5
Veracruz	5,039	4,649	(7.7)
Villahermosa	2,936	3,503	19.3

Total International	658,122	874,233	32.8

		Total
Airport	February 2006	February 2007	% Change
Cancún	723,814	969,218	33.9
Cozumel	26,938	48,713	80.8
Huatulco	35,196	32,696	(7.1)
Merida	77,299	82,348	6.5
Minatitlán	14,306	13,348	(6.7)
Oaxaca	47,634	35,973	(24.5)
Tapachula	14,023	15,404	9.8
Veracruz	46,050	63,189	37.2
Villahermosa	55,622	56,613	1.8

ASUR Total	1,040,882	1,317,502	26.6

The large rise in the year-over-year comparison at Cancun and Cozumel airports was mainly due to sharply reduced passenger traffic in February 2006 as a result of damage inflicted by Hurricane Wilma, which hit the Yucatan Peninsula in October 2005. Although there has since been a substantial recovery, passenger traffic at Cozumel airport continues to be affected by the impact of Hurricane Wilma.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area. The protests began in May 2006 as a teachers’ strike but have grown into more widespread unrest against the Oaxaca state government. The US State Department has issued an advisory regarding travel to Oaxaca. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect our operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: March 6, 2007